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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the six months ended June 30, 2003
Commission file number 333-77633

CAPITAL ENVIRONMENTAL RESOURCE INC.
(Exact name of registrant as specified in its charter)

1005 Skyview Drive
Burlington, Ontario, Canada L7P 5B1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

CAPITAL ENVIRONMENTAL RESOURCE INC.

INDEX TO FORM 6-K

PART I.
FINANCIAL INFORMATION

Financial Statements:
Condensed Consolidated Balance Sheets as of June 30, 2003 (unaudited) and December 31, 2002	2
Unaudited Condensed Consolidated Statement of Operations for the six months ended June 30, 2003 and 2002 (As Restated)	3
Unaudited Condensed Consolidated Statements of Shareholders' Equity for the six month period ended June 30, 2003	4
Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2003 and June 30, 2002	5
Notes to Unaudited Condensed Consolidated Financial Statements	6
Management's Discussion and Analysis of Financial Condition and Results of Operations	16

PART II.
OTHER INFORMATION

Legal Proceedings	25
Changes in Securities and Use of Proceeds	25
Defaults Upon Senior Securties	25
Submission of Matters to a Vote of Security Holders	25
Other Information	25
Exhibits	25
SIGNATURES	26

i

FORWARD LOOKING STATEMENT

        Certain statements included in this Form 6-K, including, without limitation, information appearing under, "Management's Discussion and Analysis of Financial Condition and Results of Operations," are forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934) that involve risks and uncertainties. Factors set forth under the caption "Risk Factors" in the Company's Annual Report on Form 20-F/A filed with the SEC could affect the Company's actual results and could cause the Company's actual results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company in this Report on Form 6-K.

CAPITAL ENVIRONMENTAL RESOURCE INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars)

	June 30, 2003	December 31, 2002
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$16,282	$1,775
Accounts receivable (net of allowance for doubtful accounts of $354 as of June 30, 2003 and $350 as of December 31, 2002)	19,793	15,264
Prepaid expenses and other assets	2,551	1,661

Total current assets	38,626	18,700
Property and equipment, net	162,496	58,994
Goodwill	75,741	64,365
Deferred income taxes	2,699	1,049
Other intangibles and non-current assets	17,201	5,914

Total assets	$296,763	$149,022

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$5,303	$3,821
Accrued expenses and other liabilities	17,601	11,814
Current portion of long-term debt	1,224	63
Current portion of capital lease obligations	1,407	1,262

Total current liabilities	25,535	16,960
Capital lease obligations	1,251	1,610
Long-term obligations	68,974	52,635
Cumulative mandatorily redeemable Preferred Shares (net of discount of $15,842 as of June 30, 2003)	40,632	—

Total liabilities	136,392	71,205

Shareholders' Equity:
Common Stock, unlimited shares authorized; no par value 38,444,995 issued and outstanding as of June 30, 2003 and 35,194,995 as of December 31, 2002	128,055	113,549
Series 1 Preferred Shares, no par value; unlimited shares authorized; 10,241,666 issued and outstanding	26,891	—
Other additional paid-in-capital	13,152	—
Options, warrants and deferred compensation	19,455	1,897
Accumulated other comprehensive income (loss)	9,783	(3,951)
Accumulated deficit	(36,965)	(33,678)

Total shareholders' equity	160,371	77,817

Total liabilities and shareholders' equity	$296,763	$149,022

The accompanying notes are an integral part of these statements.

CAPITAL ENVIRONMENTAL RESOURCE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of US dollars; except per share amounts)

	Six Months Ended June 30,
	2003	2002
		(As Restated)
Revenue	$56,562	$45,267
Operating expenses:
Cost of operations	35,321	28,385
Selling, general and administrative	13,047	7,800
Depreciation, depletion and amortization	6,791	4,261
Foreign exchange loss (gain) and other	357	(1,441)

Income from operations	1,046	6,262
Interest expense	5,185	3,356

Income (loss) before income taxes	(4,139)	2,906
Income tax provision (benefit)	(334)	730

Net income (loss) before cumulative effect of change in accounting principle	(3,805)	2,176
Cumulative effect of change in accounting principle, net of provision for income taxes of $256	518	—

Net income (loss)	(3,287)	2,176
Deemed dividend on Series 1 Preferred Shares	(21,021)	(14,717)

Net income (loss) attributable to Common Shareholders	$(24,308)	$(12,541)

Basic and diluted earnings (loss) per share:
Basic earnings (loss) per share before cumulative effect of change in accounting principle	$(0.68)	$(0.42)
Cumulative effect of change in accounting principle	0.01	—

Basic earnings (loss) per share	$(0.67)	$(0.42)

Diluted earnings (loss) per share before cumulative of change in accounting principle	$(0.68)	$(0.42)
Cumulative effect of change in accounting principle	0.01	—

Diluted earnings (loss) per share	$(0.67)	$(0.42)

Shares used in computing per share amounts (in thousands):
Basic	36,537	29,652
Diluted	36,537	29,652

The accompanying notes are an integral part of these statements.

CAPITAL ENVIRONMENTAL RESOURCE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

For the Six Months Ended June 30, 2003

(In thousands of US dollars)

	Common Stock		Preferred Stock
					Other additional paid-in- capital	Options And warrants	Deferred compensation	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders' equity
	Shares	Amount	Shares	Amount
Balance as of December 31, 2002	35,195	$113,549	—	$—	$—	$2,452	$(555)	$(3,951)	$(33,678)	$77,817
Net loss	—	—	—	—	—	—	—	—	(3,287)	(3,287)
Warrants issued in connection with Redeemable Preferred	—	—	—	—	—	13,774	—	—	—	13,774
Issuance of Series 1 Preferred Stock	—	—	10,242	26,891	—	2,513	—	—	—	29,404
Series 1 Preferred Shares to be issued	—	—	—	—	13,152	1,310	—	—	—	14,462
Issuance of Common Stock	3,250	14,506	—	—	—	—	—	—	—	14,506
Issuance of warrants	—	—	—	—	—	138	—	—	—	138
Compensation expense	—	—	—	—	—	—	(177)	—	—	(177)
Foreign currency translation adjustment	—	—	—	—	—	—	—	13,734	—	13,734

Balance as of June 30, 2003	38,445	$128,055	10,242	$26,891	$13,152	$20,187	$(732)	$9,783	$(36,965)	$160,371

The accompanying notes are an integral part of these statements.

CAPITAL ENVIRONMENTAL RESOURCE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of US dollars)

	Six Months Ended June 30,
	2003	2002
Cash flows provided by operating activities:
Net income (loss) for the period	$(3,287)	$2,176
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Depreciation and amortization	6,791	4,261
Interest accrued relative to redeemable preferred	1,464	—
Deferred income taxes	(630)	(232)
Recovery related to sale of US assets	(123)	—
Unrealized foreign exchange loss	480	—
Realized foreign exchange gain	—	(1,441)
Cumulative effect of change in accounting principle, net of tax	(518)	—
Amortization of deferred financing costs and miscellaneous costs	1,159	1,976
Changes in operating assets and liabilities, net of effect of business acquisitions:
Accounts receivable	(2,145)	(2,273)
Prepaid expenses and other current assets	(607)	1,377
Accounts payable and accrued liabilities	3,885	820
Income and other taxes	(1,078)	(978)

	5,391	5,686

Cash flows used in investing activities:
Cash used in business acquisitions, net of cash acquired	(69,300)	(22,427)
Deposits for business acquisitions	(6,917)	—
Capital expenditures	(6,564)	(3,204)
Proceeds from sale of property and equipment	621	157

	(82,160)	(25,474)

Cash flows provided by financing activities:
Proceeds from issuance of long-term debt	8,801	47,933
Payments on long-term debt	(9,407)	(54,577)
Repayment of capital lease liability	(653)	(802)
Proceeds from issuance of Series 1 Preferred Shares	45,725	28,133
Proceeds from mandatorily redeemable preferred shares	55,000	—
Proceeds from issuance of common shares, net	—	274
Fees paid for financing transactions	(8,493)	(2,049)

	90,973	18,912

Effect of exchange rate changes on cash and cash equivalents	303	115

Increase (decrease) in cash and cash equivalents	14,507	(761)
Cash and cash equivalents at beginning of period	1,775	2,469

Cash and cash equivalents at end of period	$16,282	$1,708

The accompanying notes are an integral part of these statements.

CAPITAL ENVIRONMENTAL RESOURCE INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars unless otherwise stated)

        1.     Basis of Presentation

  The accompanying Unaudited Condensed Consolidated Financial Statements include the accounts of Capital Environmental Resource Inc. and its subsidiaries (the "Company") as of June 30, 2003 and December 31, 2002 and for six months ended June 30, 2003 and 2002 (as restated). All significant intercompany transactions and accounts have been eliminated. These interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States. Accordingly, these interim consolidated financial statements do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The accounting policies followed in the preparation of these interim consolidated financial statements are consistent with those followed in the Company's annual consolidated financial statements for the year ended December 31, 2002, as filed on Form 20-F/A, except as discussed in Note 2. However, certain prior year amounts have been reclassified to conform with current year presentation.

  In the opinion of the management, the Unaudited Condensed Consolidated Financial Statements contain all material adjustments, consisting of only normal recurring adjustments, necessary to fairly state the financial position, the results of operations and cash flows for the periods presented and the disclosures herein are adequate to make the information presented not misleading. Income taxes during these interim periods have been provided for based upon the Company's anticipated annual effective income tax rate. Due to the seasonal nature of the Company's business, operating results for interim periods are not necessarily indicative of the results that can be expected for a full year. These interim financial statements should be read in conjunction with the Company's audited Consolidated Financial Statements and notes thereto appearing in the Company's annual report on Form 20-F/A for the year ended December 31, 2002.

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include allowance for doubtful accounts, depletion and amortization of landfill development costs, liabilities for final capping, closure and post-closure costs, liabilities for potential litigation, note discounts and deferred taxes.

  Basic earnings (loss) per share is calculated based on the weighted average shares of common stock outstanding during the period. Diluted earnings (loss) per share is calculated based on the weighted average shares of common stock outstanding during the period, plus the dilutive effect of common stock purchase warrants and stock options using the treasury stock method and the dilutive effects of Series 1 Preferred Shares using the if-converted method. Due to losses attributable to common shareholders, for the six months ended June 30, 2003 and 2002, the stock options, common stock purchase warrants and Series 1 Preferred Shares not yet converted to common shares were not dilutive.

  Currently, the majority of the Company's operations are domiciled in Canada. As such, the Company's primary functional currency is the Canadian dollar. However, for each reporting period, the Company translates the results of operations and financial condition into US dollars. Therefore, reported results of operations and financial condition are subject to changes in the exchange relationship between the two currencies. For example, as the relationship of the Canadian dollar strengthens against the US dollar, revenue is favorably affected and conversely expenses are unfavorably affected. The effects of translation are reported as a component of other comprehensive income. Separately, monetary assets denominated in US dollars held by the Canadian operations are re-measured from US dollars into Canadian dollars and then translated into US dollars. The effects of re-measurement are reported currently as a component of net income (loss). Currently, the Company does not hedge its exposure to changes in foreign exchange rates.

  On February 6, 2002, the Company issued 11,320,754 Series 1 Preferred Shares, which were convertible into Common Shares, at price that was less than the market price of the Company's common stock on the date of issue. On March 27, 2002, the Series 1 Preferred Shares were converted into Common Shares. The Company has restated its 2002 Consolidated Financial Statements to reflect the effects of the beneficial conversion feature as a non-cash dividend to the purchasers of the Series 1 Preferred Shares and restate the computation of basic and diluted earnings (loss) per share. The effect of the restatement is to decrease net income attributable to common shareholders from $2,176 for the six months ended June 30, 2002, as previously reported, to a net loss attributable to common shareholders of $12,541 for the six months ended June 30, 2002, as restated, and to decrease basic and diluted income per share from $0.07 for the six months ended June 30, 2002, as previously reported, to net loss per share of $0.42, as restated. Due to the loss attributable to common shareholders, the warrants to purchase common shares and stock options outstanding are not dilutive.

        2.     Adoption of New Accounting Standards

  On January 1, 2003 the Company adopted the provisions of Statement Financial Accounting Standards No. 143 "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 required the Company to change its methodology used to record liabilities related to final capping, closure and post-closure of its landfill operations. Under the provisions of the new statement, the Company recognized as an asset the fair value of the liability for an asset retirement obligation. The asset is then depleted, consistently with other capitalized landfill costs, over the remaining useful life of the site based upon units of consumption as airspace in the landfill is consumed. Additionally, the Company recognized a liability for the present value of the estimated future asset retirement obligation. The liability will be adjusted for (i) additional liabilities incurred or settled; (ii) accretion of the liability to its future value and (iii) revisions in the estimated cash flows, whenever there is a significant change in one or more of components previously discussed. Upon adoption, landfill site cost increased $4,361, accumulated depletion increased $704, closure and post-closure liabilities increased $2,883 and the Company recognized a cumulative effect of change in accounting principle of approximately $518, net of a provision for income taxes of $256. The Company does not have any assets that are legally restricted for purposes of settling asset retirement obligations. However, the Company does use certain letters of credit to support its asset retirement obligations.

  As of December 31, 2002 the Company's accrued closure, post-closure and other obligations approximated $1,925 and as of June 30, 2003 the accrued closure, post-closure and other obligations approximated $5,782. The increase of approximately $3,857 is primarily due to the adoption of SFAS 143 of approximately $2,883 and accretion expense of approximately $219. The effects of foreign exchange serve to increase the liability by approximately $755. Had the Company adopted the provisions of SFAS 143 as of January 1, 2002 net income for the six months ended June 30, 2002 would have been lower by approximately $125. Basic and diluted earnings per share would have been affected by less than $0.01 per share.

  As discussed in Note 7, the Company early adopted the provisions of SFAS 150 "Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity" ("SFAS 150").

        3.     Business Combinations and Significant Asset Acqusitions

  In May 2003, the Company completed its purchase of all the membership interests in Omni Waste of Osceola County LLC ("Omni Waste") for $67.8 million in cash, assumed liabilities of $6.2 million plus the issuance of 2,050,000 fully paid and non-assessable Common Shares, which were valued at approximately $9.7 million. In addition, the Company issued 1,200,000 Common Shares valued at approximately $4.8 million in consideration for transaction related services provided to the Company in connection with the Omni Waste acquisition. The purchase was completed by the Company's U.S. incorporated subsidiary, Waste Services, Inc. ("WSI"). Value of the shares issued in connection with the acquisition was based upon the average market price of the Company's common stock during the 5-day period consisting of the period two days before, the day of and two days after the terms of the acquisition were agreed. Fair value of the shares issued for transaction related services rendered in connection with the acquisition were valued on the date of issuance of the Common Shares.

  Omni Waste owns a 2,200 acre municipal solid waste landfill site which is currently under development in Osceola County, Florida. Omni Waste has received all necessary permits from the Florida Department of Environmental Protection and from Osceola County for the operation of the landfill, which has a permitted capacity of 24 million cubic yards. The landfill site is expected to begin commercial operations no later than the first quarter of 2004. Omni Waste has no functioning operations generating revenue at this time.

  On January 3, 2003, the Company purchased the assets of a hauling company in Canada for cash consideration of approximately $1.5 million.

  The operating results of acquired businesses are included in the consolidated statements of operations from the dates of acquisition. The assets acquired and liabilities assumed were recorded under the purchase method of accounting.

  Details of the net assets acquired and cash used in asset and business acquisitions for the six months ended June 30, 2003 are as follows:

	Omni	Other	Total
Working capital deficit, primarily payables assumed	$(1,814)	$(314)	$(2,128)
Property and equipment	88,589	475	89,064
Customer contracts and lists	—	369	369
Non-competition agreements	—	112	112
Goodwill	—	818	818
Long-term liabilities assumed	(4,429)	—	(4,429)

Net assets acquired	82,346	1,460	83,806

Common shares issued	(14,506)	—	(14,506)

Cash used in business and significant asset acquisitions, net of cash acquired	$67,840	$1,460	$69,300

  The purchase prices have been allocated, on a preliminary basis, to the identified intangible assets acquired based on their estimated fair values at the dates of acquisition, any residual amounts are allocated to goodwill. The purchase price allocations are considered preliminary until the Company has obtained all required information to complete its allocation. Although the time required to obtain the necessary information will vary with circumstances specific to an individual acquisition, the "allocation period" for finalizing purchase price allocations generally does not exceed one year from the date of consummation of an acquisition. The pro forma effects of the 2003 acquisitions were not material.

        4.     Property and Equipment, net

  Property and equipment consist of the following:

	June 30, 2003	December 31, 2002
	(unaudited)
Land and building	$4,162	$2,768
Landfill sites	113,970	16,788
Vehicles	48,748	39,735
Containers, compactors and recycling equipment	24,998	25,520
Furniture, fixtures and other equipment and leaseholds	11,334	3,725

Total property and equipment	203,212	88,536
Less: Accumulated depreciation and depletion	(40,716)	(29,542)

	$162,496	$58,994

        5.     Other Intangibles and Non-current Assets

  The net book value of other intangibles and non-current assets, exclusive of goodwill, consist of the following:

	June 30, 2003	December 31, 2002
	(unaudited)
Customer contracts and lists	$2,132	$1,662
Debt issue costs	4,946	2,108
Non-competition agreements and other	696	569
Acquisition deposits and deferred costs	9,427	1,575

	$17,201	$5,914

  Acquisition deposits and deferred costs represent amounts incurred relative to pending acquisitions. Upon closure of the transaction, the deferred costs will be capitalized as part of the purchase price of the acquisition. Deferred transaction costs are expensed in the period in which the Company determines a transaction will not be consummated.

  Customer contracts and lists are amortized over their estimated useful lives, averaging from 3 to 10 years. Amortization expense was $816 and $1,705 for the six months ended June 30, 2003 and 2002, respectively.

        6.     Long-term Obligations

  Long-term obligations consist of the following:

	June 30, 2003	December 31, 2002
	(unaudited)
Senior Credit Facility	$59,984	$50,710
Other subordinated promissory notes	4,432	63
Accrued closure, post closure and other obligations	5,782	1,925

	70,198	52,698
Less: current portion	(1,224)	(63)

	$68,974	$52,635

  Cash paid for interest for the six months ended June 30, 2003 and 2002 approximated $2,223 and $1,829, respectively. In June 2002, the Company completed a refinancing of its former senior debt facility and entered into a new Senior Secured Credit Facility (the "Senior Credit Facility") with a syndicate of financial institutions. The Senior Credit Facility is a revolving credit facility denominated in Canadian dollars and, provides for borrowings of up to the lesser of $88.0 million or C$131.0 million, as amended. As of June 30, 2003, and before the November 2003 amendment, unused capacity under this facility approximated $4.7 million. The Senior Credit Facility may be used for general corporate purposes, including, working capital, capital expenditures and permitted acquisitions. The Senior Credit Facility is collaterized by a first priority security interest in substantially all of the current and future acquired assets of the Company and its subsidiaries. The Senior Credit Facility contains certain financial and other covenants that restrict the Company's ability to, among other things, make capital expenditures, pay dividends, repurchase shares and make certain acquisitions. The Company's financial covenants primarily relate to: (i) a leverage ratio, being funded debt as a ratio to EBITDA, as that term is defined in our credit agreement, as amended; (ii) a minimum pro forma adjusted EBITDA; (iii) a fixed charge coverage ratio; and (iv) total net worth. Interest rates are based on current market rates plus a fixed margin based on the form of borrowing (Canadian Eurodollar or Prime). The fixed margins range from 2.75% to 3.75% for Canadian Eurodollar rate loans and 1.25% to 2.25% for prime rate loans. Within the ranges, the fixed margin is determined based on the Company's leverage ratio. The interest rate on the Senior Credit Facility as of June 30, 2003 and December 31, 2002, was 7.25% and 6.06%, respectively.

  Beginning January 1, 2004, the availability under the Senior Credit Facility will be mandatorily reduced by a specified amount each calendar quarter. The amount of each scheduled quarterly reduction is based upon a percentage of the aggregate commitment amount under the facility as of December 31, 2003. Based upon the current commitment of $88.0 million, the facility will decline to $44.0 million by April 1, 2005. The Senior Credit Facility terminates on June 30, 2005. In addition to scheduled reductions, the Company is required to prepay and reduce the available credit with the proceeds of asset sales and issuances of debt, in each case subject to certain exceptions.

  In May 2003, the Company amended its Senior Credit Facility to authorize the completion of the acquisition of the membership interests in Omni Waste, to increase the Company's authorized capital expenditures in connection with certain new municipal service contracts awarded to the Company and to exclude up to $12.0 million in capital expenditures incurred in connection with the acquisition of Omni Waste or the development of the Omni Waste landfill site from the capital expenditure cap imposed by the Senior Credit Facility.

  As of June 30, 2003, the Company was in compliance with its financial covenants, as amended. However, there can be no assurance that the Company will continue to be in compliance with its financial covenants. If the Company failed to meet any of its financial covenants and the Company's lenders did not grant a waiver or amend the terms of the Senior Credit Facility, the lenders would have the right to declare an event of default and seek remedies including acceleration of all outstanding amounts due under the Senior Credit Facility. There can be no assurance that the Company would be successful in obtaining alternative sources of funding to repay this obligation should these events occur. Additionally, should an event of default occur under the Senior Credit Facility the Company may be required to cash collateralize certain of its performance bonds and letters of credit.

  In November 2003, the Company amended its Senior Credit Facility to allow for (i) the acquisition of certain assets of Allied Waste Industries, Inc. ("Allied"); (ii) subordinated debt of up to $110.0 million to complete the Allied acquisition; and (iii) increased lending commitments of up to the lesser of $88.0 million or C$131.0 million. Additionally, the Company amended certain of its financial covenants to make them less restrictive.

  The Company's financial covenants for the next twelve months pursuant to its Senior Credit Facility, as amended are as follows:

	September 30, 2003	December 31, 2003	March 30, 2004	June 30, 2004
Leverage Ratio (without Subordinated Debt)	3.00 : 1.00	3.00 : 1.00	3.00 : 1.00	2.75 : 1.00
Maximum Leverage Ratio (with Subordinated Debt)	—	4.50 : 1.00	4.50 : 1.00	4.50 : 1.00
Senior Leverage Ratio (with Subordinated Debt)	—	2.50 : 1.00	2.50 : 1.00	2.50 : 1.00
Fixed Coverage Ratio	1.00 : 1.00	1.00 : 1.00	1.00 : 1.00	1.00 : 1.00
Minimum Pro Forma Adjusted EBITDA (trailing twelve months)	C$24,500	C$24,500	C$24,500	C$25,500

        7.     Mandatorily Redeemable Preferred Stock

  On May 6, 2003, WSI, the Company's US wholly-owned subsidiary, issued by a private placement, 55,000 shares of its Series A Preferred Stock (the "WSI Preferred Stock") to Kelso Investment Associates VI, L.P. and KEP VI, LLC (collectively "Kelso") at a price of $1,000 per share. The issuance of the WSI Preferred Stock resulted in proceeds of approximately $50.0 million, net of fees of approximately $5.0 million. The proceeds were applied to purchase membership interests of Omni Waste and for general corporate purposes.

  The issuance of WSI Preferred Stock was made pursuant to a subscription agreement dated May 6, 2003 (the "WSI Subscription Agreement") between the Company, WSI and Kelso. Under the WSI Subscription Agreement, WSI also issued to Kelso 7,150,000 warrants to purchase shares of common stock (on a one for one basis) of WSI for $3.00 per share. The warrants are exercisable at any time following the completion of a reorganization of the Company pursuant to which the Company will become an indirect wholly-owned subsidiary of WSI (the "Arrangement") and expire on May 6, 2010. Under the WSI Subscription Agreement, up to 45,000 additional shares of WSI Preferred Stock may be sold to Kelso.

  The shares of WSI Preferred Stock are non-voting. Kelso however, has the exclusive right to elect two directors of WSI as follows (i) one director for so long as 5,000 or more shares of WSI Preferred Stock are owned by Kelso or its affiliates and (ii) a second director for so long as 25,000 or more shares of WSI Preferred Stock are owned by Kelso or its affiliates. Certain actions of WSI and its subsidiaries require the prior approval of the holders of a majority of the Preferred Stock. The holders of the WSI Preferred Stock are entitled to receive a liquidation preference of $1,000 per share and a cumulative cash dividend of 17.75% per annum (compounding and accruing quarterly in arrears). The WSI Preferred Stock must be redeemed no later than May 6, 2015. Until May 6, 2006, WSI may redeem all or any part of the WSI Preferred Stock on payment of the sum of $1,000 per share plus all accrued and unpaid dividends calculated as if the WSI Preferred Stock were redeemed on May 6, 2006. In the event of a liquidation, the liquidation preference approximated $56.5 million as of June 30, 2003.    After May 6, 2006 and until May 6, 2015, the Company may redeem the WSI Preferred Stock on payment of the sum of $1,000 per share plus all accrued and unpaid dividends calculated to the date of redemption. If the WSI Preferred Stock has not been redeemed by May 6, 2009, Kelso may after that date require WSI to initiate a sale of WSI or its assets on terms approved by the board of directors of WSI consistent with the fiduciary obligations of the directors.

  Pursuant to the terms of the WSI Subscription Agreement, if the Company does not effect the Arrangement by March 31, 2004, then Kelso has the right to obtain up to 6,000,000 additional warrants to purchase shares of common stock of WSI at an exercise price of $0.01. Kelso also has the right to require that the warrants for shares of common stock of WSI issued to Kelso be exchanged for warrants for Common Shares of the Company. Additionally, the dividend rate increases 1% per month to a maximum increase of 12% per annum, until the Arrangement is consumated.

  The Common Shares of the Company or the shares of common stock of WSI, as applicable, to be issued upon the exercise of the warrants will not be registered under the US Securities Act, as amended, or under applicable Canadian securities laws. The Company has, however, entered into a Registration Rights Agreement with the holders of the warrants which grant such holders demand and piggy-back registration rights with respect to the Common Shares or the shares of common stock of WSI, as applicable, issuable upon the exercise of the warrants.

  The Company early adopted SFAS 150, and classified the issuance of the WSI Preferred Stock as a liability. The Company also allocated the relative fair value of the proceeds to the WSI Preferred Stock and warrants. The 7,150,000 warrants have an allocated value on the date of issue of approximately $14,810. The value allocated to the warrants was treated as a component of equity, with an offsetting amount treated as a note discount which will accrete to interest expense using the effective interest method over the life of the note to the earliest redemption date of May 6, 2006. The non-cash component of interest expense relative to the WSI Preferred Stock approximated $2,198 for the six months ended June 30, 2003.

        8.     Contingencies

  Environmental risks

  The Company is subject to liability for environmental damage that its solid waste facilities and operations may cause, including damage to neighboring landowners or residents, particularly as a result of the contamination of soil, air, groundwater or surface water, and especially drinking water, including damage resulting from conditions existing prior to the acquisition of such facilities by the Company. The Company may also be subject to liability for any off-site environmental contamination caused by pollutants or hazardous substances whose transportation, treatment or disposal was arranged by the Company or its predecessors.

  Any substantial liability for environmental damage incurred by the Company could have a material adverse effect on the Company's financial condition, results of operations or cash flows. As of the date of these consolidated financial statements, the Company is not aware of any such environmental liabilities that would be material to the Company's operations or financial condition.

  Legal proceedings

  In the normal course of the Company's business and as a result of the extensive governmental regulation of the solid waste industry, the Company may periodically become subject to various judicial and administrative proceedings involving federal, provincial, state or local agencies. In these proceedings, an agency may seek to impose fines on the Company or to revoke or deny renewal of an operating permit or license held by it. From time to time, the Company may also be subject to actions brought by citizens' groups or adjacent landowners or residents in connection with the permitting and licensing of transfer stations and landfills or alleging environmental damage or violations of the permits and licenses pursuant to which it operates.

  In addition, the Company may become party to various claims and suits pending for alleged damages to persons and property, alleged violations of certain laws and alleged liabilities arising out of matters occurring during the normal operation of a waste management business. However, there are no current proceedings or litigation involving the Company that the Company believes will have a material adverse impact on the Company's business, financial condition, results of operations or cash flows.

  On December 18, 2002, Canadian Waste Services Inc. ("Canadian Waste"), a competitor of the Company, commenced an action against the Company and one of the Company's employees who was previously employed by Canadian Waste. The action alleges breach of the employment contract between the employee and Canadian Waste, and breach of fiduciary duties. The action also alleges that the Company participated in those alleged breaches. The action seeks damages from the Company and its employee for the alleged breach of contract and fiduciary duties in the amount of approximately C$7.7 million and an injunction enjoining the employee from acting contrary to the alleged terms of his employment contract and fiduciary duties.

  On February 7, 2003, Canadian Waste commenced an action against the Company alleging breach of a "Landfill Tipping Agreement" (the "Agreement") entered into by the Company and Canadian Waste. The action alleges that the Company breached the Agreement by not paying certain amounts invoiced to the Company by Canadian Waste, relating to increased costs of Canadian Waste in operating the Ryley Landfill. Canadian Waste seeks damages in the amount of approximately C$1.3 million. The Agreement contains an arbitration clause that forecloses court action and requires arbitration with respect to certain disputes.

  The Company intends to vigorously defend these actions both with respect to liability and damages. No provisions have been made in these financial statements for the above matters.

  The Company does not believe that the ultimate outcome of all or any of these matters will have a material adverse impact on the Company's business, financial condition, results of operations or cash flows.

  Disposal Agreement — RCI

  On November 22, 2002, the Company entered into a Put or Pay Disposal Agreement with RCI Environnement Inc., Centres de Transbordement et de Balorisation Nord Sud Inc., RCM Environment Inc. (collectively the "RCI Companies") and Intersan Inc. ("Intersan") pursuant to which the Company together with the RCI Companies agreed to deliver to certain of Intersan's landfill sites and transfer stations in Quebec, Canada, over the next 5 years, 850,000 metric tonnes of waste per year, and for the next 2 years after the expiration of the first 5 year term, 710,000 metric tonnes of waste per year at a fixed disposal rate set out in the Agreement. If the Company and the RCI Companies fail to deliver the required tonnage, they are jointly and severally required to pay to Intersan, C$23.67 per metric tonne for every tonne below the required tonnage. If a portion of the annual tonnage commitment is not delivered to a specific site the Company is also required to pay C$8.00 per metric tonne for every tonne below the site specific allocation. The Company's obligations to Intersan are secured by a letter of credit for C$4.0 million. The Company has not provided for any liability pursuant to this agreement. The companies within the RCI Group are controlled by Mr. Lucien Rémillard, a director of the Company and/or individuals related to him.

        9.     Capital Stock

  Common Shares

  On March 31, 2003, the Company issued 2,050,000 fully paid and non-assessable Common Shares as part of the purchase price of the membership interest in Omni Waste. The Common Shares were valued at approximately $9.7 million. On May 14, 2003, the Company issued 1,200,000 Common Shares in consideration for transaction related services provided to the Company in connection with the Omni Waste acquisition. The Common Shares were valued at approximately $4.8 million.

  Series 1 Preferred Shares

  The Series 1 Preferred Shares are non-voting, are not entitled to receive any dividends declared by the Company and will automatically convert into fully paid and non-assessable Common Shares on the basis of one Common Share for each one Series 1 Preferred Share held, upon approval of the conversion by the resolution of a majority of the holders of the Common shares. Effective March 30, 2003, the Company entered into Voting Agreements with the holders of Common Shares representing at least 51% of the issued Common Shares, to vote in favor of the conversion of the Series 1 Preferred Shares to Common Shares and the exercisability of the warrants that were issued with the Series 1 Preferred Shares.

  During the six months ended June 30, 2003, the Company issued in private placement transactions 10,241,666 Series 1 Preferred Shares at $3.00 per share. The proceeds from the sales approximated $28.9 million, net of fees approximating $1.8 million of which approximately $1.1 million was paid to Sanders Morris Harris Inc., ("SMH") a company of which Donald A. Sanders, one of the Company's directors, is a principal. In conjunction with the issuance of the Series 1 Preferred Shares, the Company issued 2,048,333 warrants to purchase Common Shares at $3.00 per share. The warrants, with a term of five years, are exercisable anytime after shareholder approval of the conversion of the Series 1 Preferred Shares into Common Shares. The proceeds from the private placements were applied to the purchase of the Omni Waste membership interest and for general corporate purposes.

  In June 2003, the Company received proceeds of approximately $14,100, net of fees of approximately $900 for the issuance of 5,000,000 Series 1 Preferred Shares and 1,000,000 warrants. The Series 1 Preferred Shares and warrants have terms similar to those previously discussed. The physical shares were not delivered to the purchaser until July 8, 2003 and as such, are classified as "Other additional paid-in-capital" as of June 30, 2003.

  Separately, in the third quarter of 2003, the Company issued additional Series 1 Preferred Shares in two private placement transactions. The first placement consisted of 4,154,667 Series 1 Preferred Shares and 830,933 warrants to purchase Common Shares at $3.00 per share with a term of five years. The net proceeds of this private placement transaction approximated $11.6 million. The second placement consisted of 8,750,000 Series 1 Preferred Shares as well as 1,575,000 warrants to purchase Common Shares at $3.20 per share with a term of five years. The net proceeds of this private placement transaction approximated $28.0 million. A shareholder and certain of the Company's officers and directors and/or their affiliates, purchased 1,762,500 Series 1 Preferred Shares in these private placement transactions.

  The Company accounts for the issuance of the Series 1 Preferred Shares as the issuance of three differing securities (i) Series 1 Preferred Shares convertible into Common Shares; (ii) warrants exercisable for Common Shares at $3.00 per share for five years; and (iii) a beneficial conversion feature embedded in the Series 1 Preferred Shares. The gross proceeds from the offering were allocated based upon the relative fair value of the Series 1 Preferred Shares on the commitment date (date of issue), and the warrants. The fair value of the Common Shares at the commitment date was compared to the gross proceeds allocated to the Series 1 Preferred Shares based upon their relative fair value. The excess of fair value of the Common Shares over the gross proceeds allocated to the Series 1 Preferred Shares was deemed to be the value associated with the beneficial conversion feature of the Series 1 Preferred Shares and was recorded as a non-cash dividend on the Series 1 Preferred Shares. Value ascribed to the beneficial conversion feature of the Series 1 Preferred Shares approximated $17,034 and $14,717 for the six months ended June 30, 2003 and 2002, respectively. Additionally, the allocated fair value of the warrants of approximately $3,987 was reflected as a non-cash dividend and charged to "Net income (loss) attributable to Common Shareholders" for the six months ended June 30, 2003.

  Stock purchase options and warrants

  On January 31, 2003, in connection with a potential acquisition, the Company issued warrants to purchase a total of 56,250 fully paid and non-assessable Common Shares for an exercise price of $4.70 per share for a value of $138. The warrants are exercisable at any time after January 31, 2004 and expire on January 31, 2008. Details of warrants and non-employee stock purchase options outstanding are more fully described in the Company's annual consolidated financial statements filed on Form 20-F/A.

  Employee and director stock option plans and option grants

  Details of the Company's 1997 and 1999 Stock Option Plans are described in the Company's annual consolidated financial statements filed in Form 20-F/A.

  The Company's outstanding options are denominated in Canadian and US dollars. During the six months ended June 30, 2003, options to purchase 2,333,500 Common Shares were granted. These options have an average exercise price of $3.89 for the US Dollar denominated options and C$5.25 for the Canadian Dollar denominated options. No options were exercised during the period and 88,617 options expired or were terminated. As at June 30, 2003 the aggregate number of options outstanding entitled holders to purchase 4,680,699 Common Shares at prices ranging from C$4.05 to C$18.05 for the Canadian dollar denominated options and $3.12 to $12.00 for the US dollar denominated options.

  The Company accounts for its stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretation. No stock-based employee compensation cost is reflected in net income attributable to common shareholders, as all options granted under the Stock Incentive Plan for the periods presented had an exercise price equal to the market value of the underlying common stock at the date of grant. Had compensation cost for stock option grants under the Company's Stock Incentive Plan been determined pursuant to Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), the Company's net income attributable to common shareholders would have decreased accordingly. Using the Black-Scholes option pricing model, the Company's pro forma net income attributable to common shareholders and earning per share, with related assumptions, are as follows:

	Six Months Ended June 30,
	2003	2002
Net income (loss), attributable to Common Shareholders as reported	$(24,308)	$(12,541)
Less: Stock-based employee compensation expense pursuant to SFAS 123, net of tax	(1,286)	(747)

Net income (loss), attributable to Common Shareholders pro forma	$(25,594)	$(13,288)

Basic and diluted earnings (loss) per share:
As reported	$(0.67)	$(0.42)
Pro forma	(0.70)	(0.45)
Assumptions:
Annual dividend yield	—	—
Risk-free interest rates	3.79%	3.75-4.62%
Expected lives	3 years	3 years
Expected volatility	72.0%	72.0%

Earnings (loss) per share

  Amounts used in the calculation of earnings (loss) per share for the six months ended June 30, 2003 and 2002 is as follows (in thousands):

	Six Months Ended June 30,
	2003	2002
Numerator:
Net income (loss) attributable to Common Shareholders	$(24,308)	$(12,541)

Denominator:
Denominator for basic earnings (loss) per share	36,537	29,652
Effect of dilutive securities — Options and warrants to purchase common stock	—	—

Denominator for diluted earnings (loss) per share:	36,537	29,652

Antidilutive securities not included in the diluted earnings per share calculation:
Series 1 preferred shares	5,109	3,065
Options to purchase common shares	446	529
Warrants to purchase common stock	1,325	547

        10.   Other Comprehensive Income

  Comprehensive income includes the effects of foreign currency translation. Other comprehensive income for the periods indicated are as follows (unaudited):

	Six Months Ended June 30,
	2003	2002
Net income (loss)	$(3,287)	$2,176
Foreign currency translation adjustment, net of tax of $0	13,734	3,514

Comprehensive income	$10,447	$5,690

        11.   New Accounting Pronouncements

  In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51" ("FIN 46"). FIN 46 introduces a new consolidation model — the variable interests model — which determines control (and consolidation) based on potential variability in gains and losses of the entity being evaluated for consolidation. FIN 46 requires the consolidation of entities in which the enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Conversely, entities would not be consolidated where the Company does not absorb a majority of expected losses and/or does not receive a majority of expected residual returns. FIN 46 is effective for all variable interest entities created after January 31, 2003. For variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003, FIN 46 is effective in the fourth quarter of 2003, for public calendar year-end companies. The adoption of FIN 46 is not expected to have an impact on the Company's consolidated financial position, results of operations or cash flows.

  In April 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS 149 clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative and clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 amends certain other existing pronouncements. SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003 and should be applied prospectively. The adoption of SFAS 149 is not expected to have an impact on the Company's consolidated financial position, results of operations or cash flows.

  In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"), effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a freestanding financial instrument that is within its scope as a liability (or an asset in some circumstances). The Company has adopted the provisions of SFAS 150 as it relates to its mandatorily redeemable securities.

        12.   Subsequent Events

  On July 3, 2003, the Company purchased Cactus Waste Systems LLC ("Cactus Waste") for $0.6 million in cash. Cactus Waste owns an 800 acre property in Pinal County, Arizona which has been re-zoned to permit the development of a landfill on the property. When Cactus Waste was acquired, it had an option to purchase the landfill property. The option was exercised and the land purchase was completed for approximately $1.2 million in September, 2003. Cactus Waste has applied for the required permits for the landfill, which is expected to have a permitted capacity of 100 million tons. Cactus Waste has also obtained the required zoning and permits to operate a 4,000 ton per day transfer station in Mesa, Arizona.

  Upon receipt of all required permits and governmental authorizations for the operation of the landfill site, the Company will issue 1,250,000 of its Common Shares to the vendors of Cactus Waste. The sellers have the option to elect receipt of the sum of $3.0 million in lieu of the 1,250,000 Common Shares. Additional one-time lump sum payments are payable to the vendor based on the landfill receiving certain thresholds of average tons of waste per day. These payments, when and if made, will total $18.0 million.

  On July 3, 2003, Cactus Waste entered into a Royalty Agreement with the sellers. Pursuant to the Royalty Agreement, Cactus Waste will pay the sellers a royalty of $0.50 per ton on all waste deposited at the Cactus Waste landfill, after the earlier to occur of July 3, 2008, or the receipt of 1,250 tons of waste per day at the landfill.

  Since July 3, 2003, the Company purchased three collection businesses in Phoenix, Arizona, for cash consideration of approximately $4.7 million. The acquisitions were effected through a subsidiary of WSI, Waste Services of Arizona, Inc.

  On November 12, 2003, the Company announced that its wholly-owned subsidiary Waste Services, Inc., ("WSI") had entered into a definitive agreement to acquire the assets of Allied's Northern and Central Florida operations for a purchase price of approximately US$120 million. The operations to be acquired include 5 collection companies, 2 landfills, 4 recycling facilities and 3 transfer station operating contracts. The primary markets serviced by the operations are in Tampa, Sarasota and Jacksonville. Completion of the acquisition, which is expected to occur on or before December 31, 2003, is subject to certain customary conditions.

  Additionally, on November 24, 2003 the Company announced that WSI has entered into a definitive agreement to acquire all of the issued and outstanding shares of Florida Recyling Services, Inc. ("FRS") for a purchase price of approximately $128 million in cash and the issuance of 3,250,000 common shares. FRS's operations are based in central Florida, primarily servicing the Orlando, Daytona, Fort Myers and Tampa markets. The FRS operations to be acquired consist of 8 collection companies servicing approximately 20,000 commercial and 320,000 residential customers, with approximately 342 vehicles. FRS also opperates 2 transfer/processing facilities and has a third facility under development. Completion of the acquisition, which is expected to occur on or before January 31, 2004, is subject to certain customary conditions.

        13.   Related Party Transactions

  The Company entered into Placement Agent Agreements with Sanders Morris Harris Inc. ("SMH"), pursuant to which the Company agreed to pay SMH a fee for Series 1 Preferred Shares sold through SMH. The Company paid SMH fees of $1.9 million pursuant to the Agreements, the last of which expired on August 7, 2003. SMH beneficially owns shares of the Company. Mr. Donald A. Sanders, a director of the Company, is a principal of SMH.

  In connection with issuance of 55,000 shares of Preferred Stock of WSI to Kelso, the Company paid Kelso and Company, L.P. a related company to Kelso, an advisory services fee of $1.65 million.

  In connection with the issuance of the Series 1 Preferred Shares, a shareholder and certain of the Company's officers and directors and/or their affiliates were purchasers. Details of these transactions are further discussed in Note 9.

  In November of 2002, the Company entered into a Put or Pay Disposal agreement with the RCI Companies which are controlled by one of the Company's directors, Mr. Lucien Rémillard. Details of this agreement are further described in Note 8.

  The Company believes that all of its existing related party transactions are on terms comparable to those which could have been received in arm's length transactions.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion should be read in conjunction with the Unaudited Condensed Consolidated Financial Statements and Notes thereto included elsewhere herein as well as our annual report on Form 20-F/A as filed with the Securities and Exchange Commission, including the factors set our in the section titled "Forward Looking Statements" and under the heading "Risk Factors" in our annual report.

Results of Operations for the Six Months Ended June 30, 2003 and 2002

Overview

        Capital Environmental Resource Inc. is a regional, integrated solid waste services company that provides collection, transfer, disposal and recycling services. We were founded in May 1997 and began operations in June 1997 when we acquired selected solid waste assets and operations in Canada from Canadian Waste Services Inc. and its former parent, USA Waste Services, Inc.

        From the time of commencing operations to June 30, 2003, we acquired forty-two solid waste services businesses in Canada, including forty-seven collection operations, thirteen transfer stations, two landfills, seven recycling processing facilities and a contract to operate two landfills and one transfer station. Between May 1997 and May 2000, we acquired nine solid waste services businesses in the United States, all of which were sold in the first and second quarters of 2001. We re-entered the United States with the acquisition of a landfill in Osceola County, Florida in May 2003. The landfill is expected to begin operations in the first quarter of 2004.

        On November 28, 2003, we filed with the Securities and Exchange Commission an Amendment on Form 20-F/A ("Amendment") of our annual report on Form 20-F. The purpose of the Amendment was to amend our 2002 Consolidated Financial Statements to reflect the accounting treatment of the beneficial conversion feature of the Company's Series 1 Preferred Shares which, were issued in February 2002 and were converted to Common Shares in March 2002, as a non-cash dividend to the purchasers of the Series 1 Preferred Shares. The effect of the restatement is to decrease net income available to common shareholders for the year ended December 31, 2002 from $2,127, as previously reported, to a net loss available to common shareholders of $12,590, as restated, and to decrease basic income per share for the year ended December 31, 2002 from $0.06, as previously reported, to net loss per share of $0.39, as restated. Due to the loss attributable to common shareholders, the warrants to purchase common shares and stock options outstanding are not dilutive.

Acquisitions

        On July 3, 2003, we purchased Cactus Waste Systems LLC ("Cactus Waste") for $0.6 million in cash. Cactus Waste owns an 800 acre property in Pinal County, Arizona which has been re-zoned to permit the development of a landfill on the property. When Cactus Waste was acquired, it had an option to purchase the landfill property. The option was exercised and the land purchase was completed for approximately $1.2 million in September, 2003. Cactus Waste has applied for the required permits for the landfill, which is expected to have a permitted capacity of 100 million tons. Cactus Waste has also obtained the required zoning and permits to operate a 4,000 ton per day transfer station in Mesa, Arizona.

        Upon receipt of all required permits and governmental authorizations for the operation of the landfill site, the Company will issue 1,250,000 of its Common Shares to the vendors of Cactus Waste. The sellers have the option to elect receipt of the sum of $3.0 million in lieu of the 1,250,000 Common Shares. Additional one-time lump sum payments are payable to the sellers based on the landfill receiving certain thresholds of average tons of waste per day. These payments, when and if made, will total $18.0 million.

        On July 3, 2003, Cactus Waste entered into a Royalty Agreement with the sellers. Pursuant to the Royalty Agreement, Cactus Waste will pay the sellers a royalty of $0.50 per ton on all waste deposited at the Cactus Waste landfill, after the earlier to occur of July 3, 2008, or the receipt of 1,250 tons of waste per day at the landfill.

        Since July 3, 2003, we purchased three collection businesses in Phoenix, Arizona, for cash consideration of approximately $4.7 million. The acquisitions were effected through a subsidiary of WSI, Waste Services of Arizona, Inc.

        On November 12, 2003 we announced that our wholly-owned subsidiary Waste Services, Inc., ("WSI") had entered into a definitive agreement to acquire from Allied Waste Industries, Inc., ("Allied") the assets of Allied's Northern and Central Florida operations for a purchase price of approximately US$120 million. The operations to be acquired include 5 collection companies, 2 landfills, 4 recycling facilities and 3 transfer station operating contracts. The primary markets serviced by the operations are in Tampa, Sarasota and Jacksonville. Completion of the acquisition, which is expected to occur on or before December 31, 2003, is subject to certain customary conditions.

        Additionally, on November 24, 2003 the Company announced that WSI has entered into a definitive agreement to acquire all of the issued and outstanding shares of Florida Recyling Services, Inc. ("FRS") for a purchase price of approximately $128 million in cash and the issuance of 3,250,000 common shares. FRS's operations are based in central Florida, primarily servicing the Orlando, Daytona, Fort Myers and Tampa markets. The FRS operations to be acquired consist of 8 collection companies servicing approximately 20,000 commercial and 320,000 residential customers, with approximately 342 vehicles. FRS also opperates 2 transfer/processing facilities and has a third facility under development. Completion of the acquisition, which is expected to occur on or before January 31, 2004, is subject to certain customary conditions.

        We expect to continue to make strategic acquisitions in Canada and the United States. These acquisitions will be financed through cash on hand, issuances of our common stock and other debt and equity financings.

Management Changes

        In July 2003, Larry D. Henk was appointed President and Chief Operating Officer. In August 2003, Ronald L. Rubin was appointed Executive Vice President and Chief Financial Officer.

Operating Results for the Six Months Ended June 30, 2003 and 2002

        Currently, the majority of our operations are domiciled in Canada and as such our primary functional currency is the Canadian dollar. However, for each reporting period, we translate the results of our operations and financial condition into US dollars. Therefore, our reported results of operations and financial condition are subject to changes in the exchange relationship between the two currencies. For example, as the relationship of the Canadian dollar strengthens against the US dollar our revenue is favorably affected and conversely our expenses are unfavorably affected. The effects of translation are reported as a component of other comprehensive income. Separately, monetary assets denominated in US dollars held by our Canadian operations are re-measured from US dollars into Canadian dollars and then translated into US dollars. The effects of re-measurement are reported currently as a component of net income (loss). Currently, we do not hedge our exposure to changes in foreign exchange rates.

        The following table sets forth items in the Consolidated Statement of Operations as a percentage of revenues and the percentage changes in dollar amounts of these items compared to the previous year.

Revenue

        A summary of our operating results is as follows for the periods indicated (in thousands of US dollars):

	Six months ended June 30,
	2003		2002
Revenue	$56,562	100.0%	$45,267	100.0%
Operating expense:
Cost of operations	35,321	62.5	28,385	62.7
Selling, general and administrative	13,047	23.1	7,800	17.2
Depreciation, depletion and amortization	6,791	12.0	4,261	9.4
Foreign exchange loss (gain) and other	357	0.6	(1,441)	(3.2)

Income from operations	$1,046	1.8%	$6,262	13.9%

        A summary of our revenue is as follows for the periods indicated (in thousands of US dollars):

	Six months ended June 30,
	2003		2002
Collection	$46,545	82.4%	$36,680	81.0%
Landfill	4,141	7.3	2,002	4.4
Transfer station	3,533	6.2	4,363	9.6
Material recovery facilities	2,005	3.5	1,379	3.1
Other specialized services	338	0.6	843	1.9

	$56,562	100.0%	$45,267	100.0%

        Revenue was $56,562 for the six months ended June 30, 2003 and $45,267 for the six months ended June 30, 2002. The increase in revenue of $11,295 or 25.0% is primarily due to increased collection and landfill disposal volumes of approximately $3,916 or 8.7% coupled with pricing changes of approximately $43 or 0.1%. The increase in collection volumes is primarily due to new residential waste collection agreements in our Canadian operations. New acquisitions for the period increased revenue approximately $2,882 or 6.4%. The favorable effects of foreign exchange movements were $4,454 or 9.8%.

Cost of Operations

        Cost of operations primarily includes labor and related benefit costs, equipment maintenance, tipping fees paid to third-party disposal facilities, sub-contractor expenses and local, state, or provincial taxes. Cost of operations was $35,321 for the six months ended June 30, 2003 and $28,385 for the six months ended June 30, 2002. As a percentage of revenue, cost of operations was 62.5% for the six months ended June 30, 2003 and 62.7% for the six months ended June 30, 2002. The increase in cost of operations of $6,936 or 24.4% is primarily due to increased labor costs of approximately $2,077 or 7.3% coupled with increased fuel and equipment costs of $1,182 or 4.2%, disposal and other expense increases of approximately $895 or 3.1%. The increase in operating costs is primarily as a result of new waste collection agreements in our Canadian operations. The unfavorable effects of foreign exchange movements were $2,782 or 9.8%.

Selling, general and administrative expenses

        Selling, general and administrative expenses include managerial costs, sales force, administrative expenses and professional fees. Selling, general and administrative expenses were $13,047 for the six months ended June 30, 2003 and $7,800 for the six months ended June 30, 2002. As a percentage of revenue, selling, general and administrative expenses were 23.1% for the six months ended June 30, 2003 and 17.2% for the six months ended June 30, 2002. The increase in selling, general and administrative expenses of $5,247 or 67.3% is primarily due to increased salaries and overhead to build our infrastructure and execute our acquisition strategy as well as increased professional and legal fees relative to our previously discussed reorganization whereby we will become an indirect wholly-owned subsidiary of our United States subsidiary, Waste Services, Inc. ("WSI"). We expect to complete our reorganization in the first quarter of 2004. The unfavorable effects of foreign exchange movements were $764 or 9.8%. Due to our growth plans, we expect that selling, general and administrative expenses as a percentage of revenue will be greater than that of historical periods.

Depreciation, depletion and amortization

        Depreciation, depletion and amortization were $6,791 for the six months ended June 30, 2003 and $4,261 for the six months ended June 30, 2002. As a percentage of revenue depreciation, depletion and amortization was 12.0% for the six months ended June 30, 2003 and 9.4% for the six months ended June 30, 2002. The increase in depreciation, depletion and amortization was $2,530 or 59.3% was primarily due to increased disposal volumes at our Ottawa, Ontario landfill facility coupled with an overall higher depletion rate per ton. As of January 1, 2003 we amortized closure and post-closure costs capitalized as part of our adoption of new accounting standards regarding the treatment of asset retirement obligations. Additionally, depreciation on our trucks increased due to an overall increase in our fleet size. The unfavorable effects of foreign exchange movements were $301 or 12.5%.

Foreign exchange loss (gain) and other

        Foreign exchange loss (gain) was $357 for the six months ended June 30, 2003 and $(1,441) for the six months ended June 30, 2002. The foreign exchange losses in 2003 are the result of re-measuring US dollar denominated cash balances into Canadian dollars. The foreign exchange gains in 2002 were the result of re-measuring our US dollar denominated debt into Canadian dollars. As part of the June 2002 refinancing of our Senior Credit Facility, our US dollar denominated debt was repaid. All of our outstanding borrowings are now in Canadian dollars.

Interest expense

        Interest expense was $5,185 for the six months ended June 30, 2003 and $3,356 for the six months ended June 30, 2002. The increase in interest expense of $1,829 or 54.5% is due primarily to preferred stock dividends related to our cumulative mandatorily redeemable preferred shares including amortization of note discount and debt-issue costs of approximately $2,198. Offseting this increase is a decrease in interest expense of $369 or 11.0% due primarily to lower amortization of debt issue cost related to our Senior Credit Facility, which was refinanced in June of 2002, offset by slightly higher average borrowings over the relative period.

        You should read our discussion on "Liquidity and Capital Resources — Mandatorily Redeemable Preferred Shares" contained herein.

Income tax provision (benefit)

        The benefit for income taxes was $334 for the six months ended June 30, 2003 and the provision was $730 for the six months ended June 30, 2002. The effective tax rate for the six months ended June 30, 2003 of 8.1% differs from the statutory rate of 36.9%. The rate difference is primarily due to the tax effect on the non-deductible expenditures primarily related to interest on our redeemable preferred shares and the corresponding amortization of discounts and debt issue costs and the Canadian Large Corporations tax. The effective rate for the six months ended June 30, 2002 of 25.1% was lower than the statutory rate of 38.6%, due to the foreign exchange gains reported in the prior year.

Liquidity and Capital Resources

        Our primary capital requirements are to fund capital expenditures, primarily related to landfill site development, business acquisitions and debt service. Our primary sources of liquidity are cash on hand, net working capital, borrowings from our Senior Credit Facility, our ability to issue performance bonds and letters of credit, proceeds from the issuance of the WSI Preferred Stock and warrants, and proceeds from the issuance of our Series 1 Preferred Shares and related warrants.

        As of June 30, 2003 our cash and cash equivalents were $16,282 and net working capital, defined as current assets less current liabilities for the applicable period, was $13,091. As of September 30, 2003 our cash and cash equivalents were $42,326. We expect to grow our business primarily through acquisitions of existing businesses domiciled in the United States and Canada. We expect that we will fund these business acquisitions through cash on hand issuances of our common stock and other external sources of financing which may include, but not be limited to, certain debt and equity offerings.

Senior Credit Facility

        In June 2002, we completed a refinancing of our former senior debt facility by entering into a new Senior Secured Credit Facility (the "Senior Credit Facility") with a syndicate of financial institutions. The Senior Credit Facility is a revolving credit facility denominated in Canadian dollars and provides for borrowings of up to the lesser of $88.0 million or C$131.0 million. As of June 30, 2003, and before our November 2003 amendment, unused capacity under this facility approximated $4.7 million. The Senior Credit Facility may be used for general corporate purposes, including working capital, and capital expenditures and permitted acquisitions. The Senior Credit Facility is collaterized by a first priority perfected security interest in substantially all of the current and future acquired assets of the Company and its subsidiaries. The Senior Credit Facility contains certain financial and other covenants that restrict our ability to, among other things, make capital expenditures, pay dividends, repurchase shares and make certain acquisitions. Our financial covenants primarily relate to: (i) a leverage ratio, being funded debt as a ratio to EBITDA, as that term is defined in our credit agreement as amended; (ii) a minimum pro forma adjusted EBITDA; (iii) a fixed charge coverage ratio; and (iv) total net worth. Interest rates are based on current market rates plus a fixed margin based on the form of borrowing (Canadian Eurodollar or prime). The fixed margins range from 2.75% to 3.75% for Canadian Eurodollar rate loans and 1.25% to 2.25% for prime rate loans. Within the ranges, the fixed margin is determined based on our leverage ratio. The interest rate at June 30, 2003 on the Senior Credit Facility was 7.25%.

        In May 2003, we amended our Senior Credit Facility to authorize the completion of the acquisition of the membership interests in Omni Waste, to increase our authorized capital expenditures in connection with certain new municipal service contracts awarded to us and to exclude up to $12.0 million in capital expenditures incurred in connection with the acquisition of Omni Waste or the development of the Omni Waste landfill site from the capital expenditure cap imposed by the Senior Credit Facility.

        Beginning January 1, 2004, the availability under the Senior Credit Facility will be mandatorily reduced by a specified amount each calendar quarter. The amount of each scheduled quarterly reduction is based upon a percentage of the aggregate commitment amount under the facility as of December 31, 2003. Based upon the current commitment of $88.0 million, the facility will decline to $44.0 million by April 1, 2005. The Senior Credit Facility terminates on June 30, 2005. In addition to scheduled reductions, we are required to repay and reduce the available credit with the proceeds of asset sales and issuances of debt, in each case subject to certain exceptions.

        As of June 30, 2003, we were in compliance with our financial covenants, as amended. However, there can be no assurance that we will continue to be in compliance with our financial covenants. If we failed to meet any of our financial covenants and our lenders did not grant a waiver or amend the terms of the Senior Credit Facility, the lenders would have the right to declare an event of default and seek remedies including acceleration of all outstanding amounts due under the Senior Credit Facility. There can be no assurance that we would be successful in obtaining alternative sources of funding to repay this obligation should these events occur. Additionally, should an event of default occur under the Senior Credit Facility, we may be required to cash collateralize certain of our performance bonds and letters of credit.

        In November 2003, we amended our Senior Credit Facility to allow for (i) the acquisition of certain assets of Allied; (ii) subordinated debt of up to $110.0 million to complete the Allied acquisition; and (iii) increased lending commitments of up to the lesser of $88.0 million or C$131.0 million. Additionally, we amended the definition of our financial covenants to make them less restrictive.

  Our financial covenants for the next twelve months pursuant to our Senior Credit Facility, as amended are as follows:

	September 30, 2003	December 31, 2003	March 30, 2004	June 30, 2004
Leverage Ratio (without Subordinated Debt)	3.00 : 1.00	3.00 : 1.00	3.00 : 1.00	2.75 : 1.00
Maximum Leverage Ratio (with Subordinated Debt)	—	4.50 : 1.00	4.50 : 1.00	4.50 : 1.00
Senior Leverage Ratio (with Subordinated Debt)	—	2.50 : 1.00	2.50 : 1.00	2.50 : 1.00
Fixed Coverage Ratio	1.00 : 1.00	1.00 : 1.00	1.00 : 1.00	1.00 : 1.00
Minimum Pro Forma Adjusted EBITDA (trailing twelve months)	C$24,500	C$24,500	C$24,500	C$25,500

        We believe the Senior Credit Facility will not provide sufficient liquidity for our prospective financing needs and, as such, we expect that we will pursue additional sources of financing which may include, but not limited to, a new senior credit facility and other debt and equity offerings.

Mandatorily Redeemable Preferred Shares

        On May 6, 2003, WSI, our US wholly-owned subsidiary, issued by a private placement, 55,000 shares of WSI Preferred Stock to Kelso Investment Associates VI, L.P. and KEP VI, LLC (collectively "Kelso") at a price of $1,000 per share. The issuance of the WSI Preferred Stock resulted in proceeds of approximately $50.0 million, net of fees of approximately $5.0 million.    The proceeds were applied to purchase the membership interests of Omni Waste and for general corporate purposes.

        The issuance of WSI Preferred Stock was made pursuant to a subscription agreement dated May 6, 2003 (the "WSI Subscription Agreement") between us, WSI and Kelso. Under the WSI Subscription Agreement, WSI also issued to Kelso 7,150,000 warrants to purchase shares of common stock (on a one for one basis) of WSI for $3.00 per share. The warrants are exercisable at any time following the completion of our reorganization pursuant to which the Company will become an indirect wholly-owned subsidiary of WSI (the "Arrangement") and expire on May 6, 2010. Under the WSI Subscription Agreement, up to 45,000 additional shares of WSI Preferred Stock may be sold to Kelso.

        The shares of WSI Preferred Stock are non-voting. Kelso however, has the exclusive right to elect two directors of WSI as follows (i) one director for so long as 5,000 or more shares of WSI Preferred Stock are owned by Kelso or its affiliates and (ii) a second director for so long as 25,000 or more shares of WSI Preferred Stock are owned by Kelso or its affiliates. Certain actions of WSI and its subsidiaries require the prior approval of the holders of a majority of the WSI Preferred Stock. The holders of the WSI Preferred Stock are entitled to receive a liquidation preference of $1,000 per share and a cumulative cash dividend of 17.75% per annum (compounding and accruing quarterly in arrears). The WSI Preferred Stock must be redeemed no later than May 6, 2015. Until May 6, 2006, WSI may redeem all or any part of the WSI Preferred Stock on payment of the sum of $1,000 per share plus all accrued and unpaid dividends calculated as if the WSI Preferred Stock were redeemed on May 6, 2006. In the event of a liquidation, the liquidation preference approximated $56.5 million as of June 30, 2003. After May 6, 2006 and until May 6, 2015, the Company may redeem the WSI Preferred Stock on payment of the sum of $1,000 per share plus all accrued and unpaid dividends calculated to the date of redemption. If the WSI Preferred Stock has not been redeemed by May 6, 2009, Kelso may after that date require WSI to initiate a sale of WSI or its assets on terms approved by the board of directors of WSI consistent with the fiduciary obligations of the directors.

        Pursuant to the terms of the WSI Subscription Agreement, if we do not effect the Arrangement by March 31, 2004, then Kelso has the right to obtain up to 6,000,000 additional warrants to purchase shares of common stock of WSI at an exercise price of $0.01. Kelso also has the right to require that the warrants for shares of common stock of WSI issued to Kelso be exchanged for warrants for Common Shares of the Company. Additionally, the dividend rate increases 1% per month up to a maximum increase of 12% per annum, until the Arrangement is consumated.

        The Common Shares of the Company or the shares of common stock of WSI, as applicable, to be issued upon the exercise of the warrants will not be registered under the US Securities Act, as amended, or under applicable Canadian securities laws. We have, however, entered into a Registration Rights Agreement with the holders of the warrants which grant such holders demand and piggy-back registration rights with respect to the Common Shares or the shares of common stock of WSI, as applicable, issuable upon the exercise of the warrants.

        We classified the WSI Preferred Stock as a liability pursuant to SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity" ("SFAS 150"), and allocated the relative fair value of the proceeds to WSI Preferred Stock and warrants. The 7,150,000 warrants have an allocated value on the date of issue of approximately $14,810. The value allocated to the warrants was treated as a component of equity, with an offsetting amount treated as a note discount which will be accreted to interest expense using the effective interest method to the earliest redemption date May 6, 2006. The non-cash component of interest expense relative to the WSI Preferred Stock approximated $2,198 for six months ended June 30, 2003.

Equity issuance

  Common Shares

        In the first quarter of 2003, we issued 2,050,000 fully paid and non-assessable Common Shares as part of the purchase price of the membership interest in Omni Waste. The Common Shares were valued at approximately $9.7 million. In May 2003, we issued 1,200,000 Common Shares in consideration for transaction related services provided to us in connection with the Omni Waste acquisition. The Common Shares were valued at approximately $4.8 million.

  Series 1 Preferred Shares

        The Series 1 Preferred Shares are non-voting, are not entitled to receive any dividends declared by us and will automatically convert into fully paid and non-assessable Common Shares on the basis of one Common Share for each Series 1 Preferred Share held, upon approval of the conversion by resolution of a majority of the common stockholders. Effective March 30, 2003, we entered into Voting Agreements with the holders of our Common Shares, representing at least 51% of the issued Common Shares, to vote in favour of the conversion of the Series 1 Preferred Shares to Common Shares and the exercisability of the warrants.

        During the six months ended June 30, 2003, we issued, in a private placement transaction, 10,241,666 Series 1 Preferred Shares at $3.00 per share. The proceeds from the sales approximated $28.9 million, net of fees approximating $1.8 million of which approximately $1.1 million was paid to SMH, a company of which Donald A. Sanders, one of our directors, is a principal. In conjunction with the issuance of the Series 1 Preferred Shares, we issued 2,048,333 warrants to purchase Common Shares at $3.00 per share. The warrants, with a term of five years, are exercisable anytime after shareholder approval of the conversion of the Series 1 Preferred Shares into Common Shares. The proceeds from the private placements were applied to the purchase of the Omni Waste membership interest and for general corporate purposes.

        In June 2003, we received proceeds of approximately $14,100, net of fees of approximately $900 for the issuance of 5,000,000 Series 1 Preferred Shares and 1,000,000 warrants. The Series 1 Preferred Shares and warrants have terms similar to those previously discussed. The physical shares were not delivered to the purchaser until July 8, 2003 and as such, are classified as "Other additional paid-in-capital" as of June 30, 2003.

        Separately, in the third quarter of 2003, we issued additional Series 1 Preferred Shares in two private placement transactions. The first placement consisted of 4,154,667 Series 1 Preferred Shares and 830,933 warrants to purchase Common Shares at $3.00 per share with a term of five years. The net proceeds of this private placement transaction approximated $11.6 million. The second placement consisted of 8,750,000 Series 1 Preferred Shares as well as 1,575,000 warrants to purchase Common Shares at $3.20 per share with a term of five years. The net proceeds of this private placement transaction approximated $28.0 million. A shareholder and certain of our officers and directors and/or their affiliates, purchased 1,762,500 Series 1 Preferred Shares in these private placement transactions.

        We account for the issuance of the Series 1 Preferred Shares as the issuance of three differing securities (i) Series 1 Preferred Shares convertible into common shares; (ii) warrants exercisable for common shares at $3.00 per share for five years; and (iii) a beneficial conversion feature embedded in the Series 1 Preferred Shares. The gross proceeds from the offering were allocated based upon the relative fair value of the Series 1 Shares on the commitment date (date of issue), and the warrants. The fair value of the Common Shares at the commitment date was compared to the gross proceeds allocated to the Series 1 Preferred Shares based upon their relative fair value. The excess of fair value of the Common Shares over the gross proceeds allocated to the Series 1 Preferred Shares was deemed to be the value associated with the beneficial conversion feature of the Series 1 Preferred Shares and was recorded as a non-cash dividend on the Series 1 Preferred Shares. Value ascribed to the beneficial conversion feature of the Series 1 Preferred Shares approximated $17,034 for the six months ended June 30, 2003 and $14,717 for the six months ended June 30, 2002. Additionally, the allocated fair value of the warrants of approximately $3,987 was reflected as a non-cash dividend and charged to "Net income (loss) attributable to Common Shareholders" for the six months ended June 30, 2003.

Surety Bonding

        In the normal course of business, we are required to post performance and surety bonds, letters of credit and/or cash deposits as financial guarantees of our performance of certain contracts and closure and post-closure care of our landfill sites. As of October 1, 2003 we had outstanding performance and surety bonds of approximately C$11.3 million, the majority of which expire during 2003 and 2004. We expect to renew our performance and surety bonds in the ordinary course of business as they expire.

Cash Flows

        The following discussion relates to the major components of the changes in cash flows for the six months ended June 30, 2003 and 2002.

Cash Flows from Operating Activities

        Cash provided by operating activities was $5,391 for the six months ended June 30, 2003 and $5,686 for the six months ended June 30, 2002. The decrease in cash provided by operating activities is primarily due to increased overhead and interest expenses as well as changes in our working capital.

Cash Flows used in Investing Activities

        Cash used in investing activities was $82,160 for the six months ended June 30, 2003 and $25,474 for the six months ended June 30, 2002. The increase in cash used in business acquisitions is primarily due to our acquisition of the Omni Waste landfill. The increase in capital expenditures is due to financing some of our 2002 capital expenditures with capital leases. We expect to incur increasing capital expenditures as we continue development of our recently acquired landfill sites. We intend to finance capital expenditures and business acquisitions through operating cash flow, borrowings under our Senior Credit Facility and the issuance of equity and/or other debt securities.

        During the six months ended June 30, 2003, we purchased all the membership interests in Omni Waste for $74.1 million in cash, assumed liabilities and acquisition costs plus the issuance of 2,050,000 fully paid and non-assessable Common Shares which were valued at $9.7 million. In addition, we issued 1,200,000 common shares valued at $4.8 million in consideration for transaction related services provided to us in connection with the Omni Waste acquisition. The purchase was completed by the Company's U.S. incorporated subsidiary, WSI.

Cash Flows from Financing Activities

        Cash flows provided by financing activities was $90,973 for the six months ended June 30, 2003 and $18,912 for the six months ended June 30, 2002. The increase in cash flows from financing activities is primarily due to the net proceeds from our issuance of Series 1 Preferred Shares and Preferred Shares of WSI to Kelso. Proceeds from these offerings were used primarily to fund acquisitions.

Adoption of New Accounting Standards

        On January 1, 2003 we adopted the provisions of Statement Financial Accounting Standards No. 143 "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 required us to change our methodology used to record liabilities related to final capping, closure and post-closure of its landfill operations. Under the provisions of the new statement, we recognized as an asset the fair value of the liability for an asset retirement obligation. The asset is then depleted, consistently with other capitalized landfill costs, over the remaining useful life of the site based upon units of consumption as airspace in the landfill is consumed. Additionally, we recognized a liability for the present value of the estimated future asset retirement obligation. The liability will be adjusted for (i) additional liabilities incurred or settled; (ii) accretion of the liability to its future value and (iii) revisions in the estimated cash flows, whenever there is a significant change in one or more of components previously discussed. Upon adoption, landfill site cost increased $4,361, accumulated depletion increased $704, closure and post-closure liabilities increased $2,883 and we recognized a cumulative effect of change in accounting principle of approximately of $518, net of a provision for income taxes of $256. We do not have any assets legally restricted for purposes of settling asset retirement obligations. However, we do use certain letters of credit to support our asset retirement obligations.

        As of December 31, 2002 our accrued closure, post-closure and other obligations approximated $1,925 and as of June 30, 2003 the accrued closure, post-closure and other obligations approximated $5,782. The increase of approximately $3,857 is primarily due to the adoption of SFAS 143, as previously discussed, of approximately $2,883 and accretion expense of approximately $219. The effects of foreign exchange serve to increase the liability by approximately $755. If we adopted the provisions of SFAS 143 as of January 1, 2002 net income (loss) for the six months ended June 30, 2002 would have been lower by approximately $125. Basic and diluted earnings per share would have been affected by less than $0.01 per share for each period.

New Accounting Pronouncements

        In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51" ("FIN 46"). FIN 46 introduces a new consolidation model — the variable interests model — which determines control (and consolidation) based on potential variability in gains and losses of the entity being evaluated for consolidation. FIN 46 requires the consolidation of entities in which the enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Conversely, entities would not be consolidated where the Company does not absorb a majority of expected losses and/or does not receive a majority of expected residual returns. FIN 46 is effective for all variable interest entities created after January 31, 2003. For variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003, FIN 46 is effective in the fourth quarter of 2003 for public calendar year-end companies. The adoption of FIN 46 is not expected to have an impact on our consolidated financial position, results of operations or cash flows.

        In April 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS 149 clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative and clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 amends certain other existing pronouncements. SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003 and should be applied prospectively. The adoption of SFAS 149 is not expected to have an impact on the Company's consolidated financial position, results of operations or cash flows.

        In May 2003, the FASB issued SFAS 150, effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a freestanding financial instrument that is within its scope as a liability (or an asset in some circumstances). We have adopted the provisions of SFAS 150 relative to our mandatorily redeemable securities.

Trend Information

Seasonality

        We expect the results of our operations to vary seasonally, with revenues typically lowest in the first quarter of the year, higher in the second and third quarters, and lower in the fourth quarter than in the third quarter. The seasonality is attributable to a number of factors. First, less solid waste is generated during the late fall, winter and early spring because of decreased construction and demolition activity. Second, certain operating costs are higher in the winter months because winter weather conditions slow waste collection activities, resulting in higher labor costs, and rain and snow increase the weight of collected waste, resulting in higher disposal costs, which are calculated on a per ton basis. Also, during the summer months, there are more tourists and part-time residents in some of our service areas, resulting in more residential and commercial collection. Consequently, we expect operating income to be generally lower during the winter.

PART II    OTHER INFORMATION

Legal Proceedings

        In the normal course of the Company's business and as a result of the extensive governmental regulation of the solid waste industry, the Company may periodically become subject to various judicial and administrative proceedings involving federal, provincial, state or local agencies. In these proceedings, an agency may seek to impose fines on the Company or to revoke or deny renewal of an operating permit or license held by the Company. From time to time, the Company may also be subject to actions brought by citizens' groups or adjacent landowners or residents in connection with the permitting and licensing of transfer stations and landfills or alleging environmental damage or violations of the permits and licenses pursuant to which the Company operates. In addition, the Company may become party to various lawsuits pending for alleged damages to persons and property, alleged violations of certain laws and alleged liabilities arising out of matters occurring during the normal operation of a solid waste management business. As of the date of this Report, the Company does not believe that there is any current proceeding or litigation involving the Company that will have a material adverse impact on its business, financial condition, results of operations or cash flows.

Changes in Securities and Use of Proceeds

        Not applicable.

Defaults Upon Senior Securities

        Not applicable.

Submission of Matters to a Vote of Security Holders

        Not applicable

Other Information

        Not applicable

Exhibits

4.1
Amending Agreement No. 3 and consent dated as of November 14, 2003 among Capital Environmental Resource Inc., various financial institutions as lenders and Bank of America, N.A. — (Canada Branch) as Administrative Agent.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2003
	By:	/s/ DAVID SUTHERLAND-YOEST
David Sutherland-Yoest Chairman and Chief Executive Officer
/s/ RONALD L. RUBIN
Ronald L. Rubin Chief Financial Officer

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INDEX TO FORM 6-K
FORWARD LOOKING STATEMENT
CAPITAL ENVIRONMENTAL RESOURCE INC. CONDENSED CONSOLIDATED BALANCE SHEETS
CAPITAL ENVIRONMENTAL RESOURCE INC. UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
CAPITAL ENVIRONMENTAL RESOURCE INC. UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
CAPITAL ENVIRONMENTAL RESOURCE INC. UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
CAPITAL ENVIRONMENTAL RESOURCE INC. NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
SIGNATURES